Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

August 31, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re:	Seritage Growth Properties
Preliminary Proxy Statement on Schedule 14A
Filed August 26, 2022
File No. 001-37420

Dear Mr. Regan and Ms. Lippmann:

This letter is submitted on behalf of Seritage Growth Properties (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated August 29, 2022 (the “Comment Letter”) relating to the Company’s revised preliminary proxy statement on Schedule 14A filed with the Commission on August 26, 2022.

Simultaneously with the submission of this letter, the Company is filing a further revised preliminary proxy statement on Schedule 14A (the “ Revised Preliminary Proxy Statement”).

In this letter, we have set forth below in italicized, bold type the Staff’s comment contained in the Comment Letter and have followed the comment with a response. All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

1.

We note your revised disclosure regarding the recent macro-economic headwinds that cause the company to believe it is unlikely that the net proceeds distributed to the shareholders from the plan of sale will fall within the upper portion of the Estimated Total Shareholder Distributions Range. We also note that the Estimated Total Shareholder Distributions Range does not reflect the costs and liabilities relating to the August 9, 2022 settlement. Please disclose whether any material changes in Seritage’s operations, performance or in any of the assumptions and estimates upon which the company based its Estimated Total Shareholder Distributions Range have occurred since the range was determined or that are anticipated to occur before the shareholder meeting. If material changes have

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Securities and Exchange Commission

August 31, 2022

occurred or are anticipated to occur, please disclose what consideration, if any, the Special Committee and/or the Board have given to updating the Estimated Total Shareholder Distributions Range.

The Company has included additional disclosure on pages 10, 62, 73 and 85 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

* * * *

Securities and Exchange Commission

August 31, 2022

Please direct any questions regarding the Company’s responses to me at 212-859-8763 or via e-mail at philip.richter@friedfrank.com.

Very truly yours,

/s/ Philip Richter

Philip Richter

cc:	Matthew Fernand, Chief Legal Officer, Seritage Growth Properties
Charles Ruck, Latham & Watkins LLP
Darren Guttenberg, Latham & Watkins LLP